Filed by Optika Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Optika Inc.

Commission File No. 000-28672

The following is a series of frequently asked questions and answers sent to employees of Optika Inc. relating to the proposed merger between Optika Inc. and Stellent, Inc. announced on January 12, 2004. This FAQ is posted on Optika’s internal web site.

Optika and Stellent Merger Questions/Answers

Background

What is the announcement?

On January 12, 2004, Stellent, Inc. and Optika Inc. announced that we signed a definitive agreement to merge, in a stock and cash transaction valued, at the time of announcement, at approximately $59 million.

Who is Stellent?

Stellent is a major player in the enterprise content management space. The company’s Content Management system enables customers to rapidly deploy line-of-business Web sites, such as employee portals and partner extranets, as well as enterprise-wide solutions that standardize content management for use by multiple sites and applications throughout an organization. Stellent has been ranked one of the top three content management vendors by industry analyst firms Gartner Dataquest, Giga Information Group and Aberdeen Group,

Stellent ranks as number 228 in the Software Magazine list of the top 500 technology companies. The company has also been recognized by a number of leading publications and organizations for its product innovation, market leadership and successful customer implementations. Recent honors include: 2003 RealWare Award for “Best Enterprise Content Management Application” from Transform; “Trend-Setting Product of 2003” and “100 Companies That Matter in Knowledge Management” from KMWorld; one of “The Hottest Companies of 2003” and a Technology Enabler Award from Start; EContent’s EContent 100; Best Solutions Award from the Government Technology Conference; Basex Excellence Award and 2003 Editors’ Choice Gold Award from WebSphere Advisor Magazine.

Is Stellent well-known in the ECM market space?

Stellent is well-known and covered by all major industry analysts, including Gartner, Forrester, DocuLabs and META Group.

What will happen to Optika?

Optika will become an independent division of Stellent. Until the closing of the transaction, all ongoing operations will continue as planned. Following the closing and the completion of a joint operational assessment, the managements of both companies will determine which operations, if any, of the combined companies should be integrated and how that will be accomplished.

What will happen to the Optika name?

It is currently anticipated that we will be known as the Optika Division of Stellent.

What is the reasoning behind this merger?

By combining with Stellent, Optika addresses three major issues that have limited our ability to grow to our potential. First, the combined company will have an annual revenue run-rate of approximately $100 million and a very strong balance sheet. Buyers today are looking for stability and security from a vendor. Secondly, we will be able to offer a broader product set to existing Optika customers, thereby ensuring a continuing relationship. And finally, by leveraging Stellent’s international presence we will be able to aggressively sell our products internationally without any major investment. We are also very confident that the combined company will continue to grow stronger over time.

Stellent and Optika Merger Questions/Answers	Page 2

What are the terms of the transaction?

The consideration prescribed by the merger agreement include the following:

•	Each outstanding share of Optika common stock will be converted into the right to receive 0.44 of a share of Stellent common stock, subject to adjustment described below;

•	All outstanding shares of Optika preferred stock will be converted into the right to receive $10 million in cash and, in certain circumstances described below, shares of Stellent common stock; and

•	Each outstanding option to acquire shares of Optika common stock will be assumed by Stellent and converted into the right to acquire shares of Stellent common stock.

If the value of 0.44 of a share of Stellent common stock, based on the average Stellent closing price over a period ending shortly before the merger is consummated, is greater than $4.00, then:

•	80 percent of the value in excess of $4.00 will be allocated to the holders of Optika common stock; and

•	20 percent of the value in excess of $4.00 will be allocated to the holders of Optika preferred stock.

This allocation will be accomplished by reducing the total number of Stellent shares to be issued to holders of Optika common stock and by issuing those shares to the holders of Optika preferred stock. The total number of shares to be issued by Stellent will not change.

When will the transaction be finalized?

We anticipate the deal will be completed early in the second quarter of 2004. However, please remember that the completion of the merger is subject to a number of customary closing conditions, including separate approval by the shareholders of Stellent and Optika. Any one of these conditions could delay or prevent the completion of the proposed transaction.

Where is Stellent located?

Stellent is located in Eden Prairie, MN. (Minneapolis)

Why is Stellent acquiring Optika? What does Optika bring to Stellent?

With this merger, Stellent gains:

•	Strong products and technology

•	Domain expertise in imaging, workflow/BPM and ERP integrations giving Stellent the capability to better address these areas within their customer base

•	Increased credibility with industry analysts in the workflow, imaging and ERP space

•	Approximately 2,000 customers to cross-sell Stellent products

•	A strong distribution channel with 70 North American reseller partners

Why is Optika joining with Stellent? What does Stellent bring to Optika?

With this merger, Optika gains:

•	Additional market clout. Stellent is considered one of the top ECM vendors.

•	Approximately 1,500 customers to cross-sell Acorde products

•	Much more industry credibility. For example, Gartner considers Stellent a leader in their ECM Magic Quadrant.

•	Much stronger international presence

•	A chance to make a large impact in the marketplace

•	Additional career opportunities for Optika employees

As these two lists make apparent, this is a true win-win company consolidation.

Stellent and Optika Merger Questions/Answers	Page 3

What will the combined entity look like?

After the acquisition, the company will have:

1.	Approximately $100 Million annual revenues

2.	Approximately 525 employees

3.	Approximately 3,500 customers

4.	Major operational centers in Minneapolis and Colorado, with remote offices located throughout the world.

How do Optika customers gain from our combining with Stellent?

Optika customers should greatly benefit from the merger with Stellent. First, because they will now be customers of a larger company that has more marketplace clout, and greater resources to spend on customer programs, research and development, etc. The increased size and financial stability of the combined organization will help those customers who are being asked to take a vendor’s financial size and stability into consideration before making new technology purchases. Stellent’s large international presence will also help our customers who themselves have international operations. And perhaps the most important benefit to Optika’s customers is the addition of Stellent’s products in the areas of Web content management, document management, and collaboration. Stellent is an enterprise-class vendor, which means they can help our customers rapidly deploy line-of-business Web sites, such as employee portals and partner extranets, as well standardize content management for use by multiple sites and applications throughout an organization. Additionally, we expect the high levels of customer support that are a hallmark of each company to be maintained during and after the time the companies are combined.

How about Optika’s Advantage Partners? How do they benefit?

Optika’s reseller partners are always looking for new ways to serve their customers and make money. This merger gives them plenty of opportunities to achieve both objectives. We believe that a significant number of our Advantage partners will want to resell the Stellent product line.

Employee Issues

Will the Colorado Springs office be closed?

There are no plans to close the Colorado Springs office. Although the headquarters of the combined company will be in Minnesota, we currently anticipate that the Colorado Springs office will remain open and continue to operate as normal business operations dictate.

How about our remote offices? Will they be closed?

There are no plans to close any Optika offices at this time. Following the closing and the completion of the joint operational assessment we should have more information regarding the plans for each individual office.

What will happen to Optika’s management?

Mark Ruport will become Executive Vice President of Stellent, with responsibility for the Optika Division. We intend to keep our current management in place, with the exception of Steve Johnson, Optika’s CFO. Steve intends to remain with the combined company for a period of time following the closing to ensure that the integration goes smoothly. Stellent’s CFO will be the CFO of the combined company.

What does this mean for me? Am I going to lose my job?

For the most part, Optika and Stellent products provide complementary, not competitive functionality. In fact, this was one of the most compelling factors in joining the companies and the redundancy of job functions should be minimized by this factor. At this time, pending the completion of the joint operational assessment, we do not anticipate any reduction in force. Both Stellent and Optika executives feel that the energy, experience and intellectual capital of our employees, are our most important asset.

Will my duties, responsibilities, job title or manager change?

We can’t answer this question until a joint operational assessment is complete.

Stellent and Optika Merger Questions/Answers	Page 4

What is going to happen to our benefits package?

Stellent has a very good benefits package. Stellent and Optika management will take the time to evaluate the benefit packages of both companies to make a determination what is in the best interests of both the company and the employees before making a final decision. However, in the interim, your benefits will continue as they are.

What will happen to my option grants to purchase Optika Common Stock?

Under the terms of the Merger Agreement, Stellent will assume Optika’s Stock Option Plan. Each option to purchase Optika Common Stock will be converted into an option to purchase Stellent Common Stock based on the exchange ratio.

The exchange ratio for converting your options will ultimately be based on the same exchange ratio used to convert a share of Optika Common Stock (i.e. the 0.44 exchange ratio, subject to adjustment for the 80/20 split of value in excess of $4.00 per share).

In order to calculate how many options to purchase Stellent Common Stock that you will receive, you should multiply the number of options to purchase Optika Common Stock that you hold by 0.44 (or the adjusted exchange ratio, which will be determined at closing)—rounded to the nearest whole number.

In order to calculate the new exercise price for your options, you should divide your current exercise price by 0.44 (or the adjusted exchange ratio, which will be determined at closing)—rounded to the nearest whole cent).

The vesting of your stock options will continue in accordance with your current vesting schedule.

What about our 401(k) Plan and ESPP?

Both Optika and Stellent have a 401(k) Plan and an Employee Stock Purchase Plan in place. We will provide detailed information about the plans for both of these benefits in the coming weeks.

Stellent Customers, Markets Solutions and Products

What industries are served by Stellent?

Just like Optika, Stellent serves industries across the spectrum with its solutions. However, the company has been very successful at meeting the specific needs of companies in these industries:

•	Banking

•	Healthcare

•	Government

•	Manufacturing

•	High Technology

•	Real Estate

Stellent also has a very strong OEM presence, with over 400 OEM customers.

Who are some of Stellent’s major customers?

Stellent has an outstanding customer base, including notable names, such as:

• Boeing • Dean Witter • KPMG • FBI • US Army	• 3M • AT&T • Sony • GE Information Systems • Nissan • CB Richard Ellis

Visit Stellent’s Web site (www.Stellent.com) for a larger customer list.

Stellent and Optika Merger Questions/Answers	Page 5

Working Together

When will the integration of Optika’s technology with Stellent’s be complete?

The Optika and Stellent product management and development teams will be putting these plans together over the coming weeks.

Does Stellent plan to sell Optika Acorde as a stand-alone product?

Yes.

What partners does Stellent have and how will they benefit us?

Stellent has major partnerships in these areas: Applications, Consulting and Integration, VARs, and Technology partners. Notable Stellent partnerships include: Adobe, BEA Systems, IBM, Microsoft, Oracle, SAP, SUN Microsystems and Verity. We will have access to these key partnerships.

Will Optika be maintaining its partner relationships?

Yes, we will review all partnerships in light of the merger, and anticipate maintaining all or most of them.

How will Stellent sales be paid for channel sales of Optika products? Is there a commission or a referral fee?

The Stellent and Optika sales management teams will finalize the compensation plan for Optika products and will communicate it in the near future.

How should sales identify related opportunities? What should we do with leads?

If you come across an opportunity that you believe should be addressed by Stellent, contact:

David Macey

David.macey@Stellent.com

612-839-0606

Also send the contact information to John Bryant to make sure the lead is registered in our database.

Who should receive Optika opportunities identified by Stellent?

All such lead information should be sent to John Bryant for proper registration in our database.

John Bryant

jbryant@Optika.com

719-260-4603

Stellent and Optika Merger Questions/Answers	Page 6

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This FAQ contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Stellent/Optika merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Optika and Stellent are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the Stellent and Optika suite of products, failure of the market for enterprise content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Stellent and Optika’s Securities and Exchange Commission reports. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Stellent and Optika’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this FAQ.

INFORMATION CONCERNING PARTICIPANTS

Each of Stellent and Optika and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2003 annual meeting of stockholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and officers of Optika may be found in Optika’s definitive proxy statement for its 2003 annual meeting of stockholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Stellent and Optika will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF STELLENT AND OPTIKA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STELLENT, OPTIKA AND THE PROPOSED MERGER. Investors and security holders may obtain without charge copies of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the Securities and Exchange Commission at the SEC’s web site at http://www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the SEC, may also be obtained from Stellent and Optika. In addition, investors and security holders may access copies of the documents filed with the SEC by Stellent on Stellent’s website at www.Stellent.com. Investors and security holders may obtain copies of the documents filed with the SEC by Optika on Optika’s website at www.Optika.com.